Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Sasol hosts investor visit to Lake Charles Chemicals Project

Sasol will today be hosting a site visit for analysts and investors to its Lake Charles Chemicals Project (LCCP) in Louisiana.

The LCCP consists of a world-scale 1,5 million ton per year ethane cracker, and six downstream chemical units and is currently under construction near Lake Charles, Louisiana in the USA, adjacent to Sasol's existing chemical operations.

Once commissioned, this world-scale petrochemicals complex will roughly triple Sasol's chemical production capacity in the United
States, enabling Sasol to further strengthen its position in a growing global chemicals market.

A supporting presentation and webcast will be available on the Company's website at www.sasol.com/investor-centre/lake-charles-chemicals-project and will begin between 09h30 and 10h00 (CST), 16h30 and 17h00 (SA), 14h30 and 15h00 (GMT).

24 March 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

 Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors:  MSV Gantsho  (Chairman) DE Constable (President and
Chief Executive Officer) (Canadian) C Beggs  HG Dijkgraaf (Dutch)
VN Fakude (Executive)  IN Mkhize  ZM Mkhize
MJN Njeke  B Nqwababa  PJ Robertson (British and American)
JE Schrempp (German)  P Victor
(Executive)  S Westwell (British)

Company Secretary: VD Kahla